SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)*

                  CAMPO ELECTRONICS, APPLIANCES AND COMPUTERS, INC.
                                   (Name of Issuer)

                             Common Stock, $.10 par value
                            (Title of Class of Securities)

                                     134624 10 5
                                    (CUSIP Number)


               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




          CUSIP No. 134624 10 5



               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Paul M. Campo            ###-##-####


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____



               3)   SEC Use only



               4)   Citizenship or Place of Organization - United States



          ------------------------------------------------------------
          Number of      5)  Sole Voting Power                    204,856
            Shares
          Bene-
           ficially
           Owned by      6)  Shared Voting Power                        0
             Each
          Reporting
            Person
             With        7)  Sole Dispositive Power               204,856



                         8)  Shared Dispositive Power                   0

          ------------------------------------------------------------



               9)   Aggregate Amount Beneficially Owned by each
                    Reporting Person                              204,856



               10)  Check if the Aggregate Amount in Row (9)
                    Excludes Certain Shares (See Instructions)



               11)  Percent of Class Represented by Amount
                    in Row 9                                        3.55%



               12)  Type of Reporting Person (See Instructions)        IN




          Item 1(a).          Name of Issuer:

                              Campo Electronics, Appliances and
                              Computers, Inc.


          Item 1(b). Address of Issuer's Principal Executive Offices:

                              109 Northpark Boulevard, 5th Floor
                              Covington, Louisiana 70433


          Item 2(a). Name of Person Filing:

                              Paul M. Campo

          Item 2(b). Address of Principal Business Office:

                              4608 Rye Street
                              Metairie, Louisiana 70006


          Item 2(c). Citizenship:

                              United States


          Item 2(d). Title of Class of Securities:

                              Common Stock, $.10 par value per share


          Item 2(e). CUSIP Number:

                              134624 10 5


          Item 3.        Statement Filed Pursuant to Rules 13d-1(b) or 13d-
                         2(b):

                              Not applicable.



          Item 4.        Ownership:
                         (a)  Amount Beneficially Owned             204,856

                         (b)  Percent of class                        3.55%

                         (c)  Number of shares as to which such person has:

                               (i)  sole power to vote or to
                                    direct the vote                 204,856

                              (ii)  shared power to vote or to
                                    direct the vote                       0

                             (iii)  sole power to dispose or to
                                    direct the disposition of       204,856

                              (iv)  shared power to dispose or to
                                    direct the disposition of             0


          Item 5.        Ownership of Five Percent or Less of a Class.

                         If this statement is being filed to
                         report the fact that as of the date
                         hereof the reporting person has
                         ceased to be the beneficial owner
                         of more than 5 percent of the class
                         of securities, check the following
                         *.



          Item 6.        Ownership of More Than Five Percent on behalf of
                         Another Person:

                                  Not applicable.

          Item 7.        Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on by the Parent Holding Company:

                                  Not applicable.


          Item 8. Identification and Classification of Members of the Group:

                                  Not applicable.


          Item 9.        Notice of Dissolution of Group:

                                  Not applicable.


          Item 10.       Certification:

                                  Not applicable.


                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 30, 1998.





                       Date                            Signature

                 January 30, 1998                 /s/ Paul M. Campo
                                           Paul M. Campo, Beneficial Owner

                                                     Name and Title